UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Tudou Holdings Limited

(Name of Issuer)

Class B Ordinary Shares, $0.0001 par value per share

(Title of Class of Securities)

89903 T 10 7

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89903 T 10 7	Page 2 of 7

Schedule 13G

Item 1(a).	Name of Issuer:

    Tudou Holdings Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices:

    The Issuer’s principal executive offices are located at Building No.6 X2 Creative Park, 1238 Xietu Road, Xuhui District, Shanghai 200032, People’s Republic of China.

Item 2(a).	Names of Persons Filing:

    This joint statement on Schedule 13G amends the joint statement on Schedule 13G filed on February 14, 2012 by General Catalyst Group IV, L.P., a Delaware limited partnership (“GC IV”), GC Entrepreneurs Fund IV, L.P., a Delaware limited partnership (“E Fund IV”), General Catalyst Partners IV, L.P., a Delaware limited partnership (“GC GPLP”), General Catalyst GP IV, LLC, a Delaware limited liability company (“GC GPLLC”) and Joel E. Cutler, David P. Fialkow, David J. Orfao and John G. Simon. GC GPLP is the sole general partner of GC IV and E Fund IV. GC GPLLC is the sole general partner of GC GPLP. Joel E. Cutler, David P. Fialkow and David J. Orfao (collectively, the “Managers” and, together with GC IV, E Fund IV, GC GPLP, and GC GPLLC, collectively referred to herein as the “Reporting Persons”) are Managing Directors of GC GPLLC. The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13G as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

    The address of the principal business office of all Reporting Persons is 20 University Road, 4th Floor, Cambridge, MA 02138.

Item 2(c).	Citizenship:

    Each of GC IV, E Fund IV and GC GPLP is a limited partnership organized under the laws of the State of Delaware. GC GPLLC is a limited liability company organized under the laws of the State of Delaware. Each Manager is a U.S. citizen.

Item 2(d).	Title of Class of Securities:

    Class B Ordinary Shares, $0.0001 par value per share.

Item 2(e).	CUSIP Number:

    89903 T 10 7

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

    Not applicable.

CUSIP No. 89903 T 10 7	Page 3 of 7

Item 4.	Ownership.

Not applicable.

Item 5.	Ownership of Five Percent or Less of a Class.

As of December 31, 2012, GC IV and E-Fund IV did not own any of the Issuer’s outstanding Class B Ordinary Shares. As a result, each Reporting Person has ceased to beneficially own five percent or more of the Issuer’s outstanding Class B Ordinary Shares.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not Applicable. This statement on Schedule 13G is not filed pursuant to §240.13d-1(b) or §240.13d-1(c).

Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding joint filing of Schedule 13G.

CUSIP No. 89903 T 10 7	Page 4 of 7

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 13, 2013

GENERAL CATALYST GROUP IV, L.P.

By:	GENERAL CATALYST PARTNERS IV, L.P.
its General Partner

	By:	GENERAL CATALYST GP IV, LLC its General Partner

		By:	/s/ William J. Fitzgerald
William J. Fitzgerald Member and CFO

GC ENTREPRENEURS FUND IV, L.P.

By:	GENERAL CATALYST PARTNERS IV, L.P.
its General Partner

	By:	GENERAL CATALYST GP IV, LLC its General Partner

		By:	/s/ William J. Fitzgerald
William J. Fitzgerald Member and CFO

GENERAL CATALYST PARTNERS IV, L.P.

By:	GENERAL CATALYST GP IV, LLC
its General Partner

	By:	/s/ William J. Fitzgerald
William J. Fitzgerald Member and CFO

CUSIP No. 89903 T 10 7	Page 5 of 7

GENERAL CATALYST GP IV, LLC

By:	/s/ William J. Fitzgerald
William J. Fitzgerald
Member and CFO

/s/ Joel E. Cutler
Joel E. Cutler

/s/ David P. Fialkow
David P. Fialkow

/s/ David J. Orfao
David J. Orfao